                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________


                                    FORM 8-B


          FOR REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                    INTEGRATED PACKAGING ASSEMBLY CORPORATION
          ----------------------------------------------------------
            (Exact name of Registrant as specified in its charter)



            Delaware                                       77-0309372
   -----------------------------                 ------------------------------
(State of incorporation or organization)                (IRS Employer
                                                         Identification No.)


                             2221 Old Oakland Road
                              San Jose, CA  95131
              (Address of principal executive offices) (Zip Code)

                        -------------------------------


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered
     -------------------                      ------------------------------

          None                                     None



Securities to be registered pursuant to Section 12(g) of the Act:



                    Common Stock, $.001 par value per share
                    ---------------------------------------
                               (Title of Class)
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Item 1.   General Information.
          -------------------

     (a) The registrant, Integrated Packaging Assembly Corporation (the "Company" or "Registrant"), was incorporated in Delaware on April 29, 1997.

     (b) Registrant's fiscal year ends on the Sunday nearest December 31.

Item 2.   Transaction of Succession.
          -------------------------

     (a) The predecessor to the Company was Integrated Packaging Assembly Corporation, a California corporation ("IPAC California"). IPAC California had Common Stock registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act").

     (b) On June 19, 1997, IPAC California merged into the Company to effect a change in its state of incorporation from California to Delaware (the "Merger"). Pursuant to the Agreement and Plan of Merger of Integrated Packaging Assembly Corporation, a Delaware corporation, and Integrated Packaging Assembly Corporation, a California corporation, each share of IPAC California's Common Stock, no par value, was automatically converted into one share of the Company's Common Stock, $0.001 par value, on the effective date of the Merger. Each stock certificate representing issued and outstanding shares of IPAC California's Common Stock from the date of the Merger represents the same number of shares of the Company's Common Stock.

Item 3.   Securities to be Registered.
          ---------------------------

     The authorized capital stock of Registrant consists of 75,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of Preferred Stock, $.001 par value per share. As of June 13, 1997, 14,075,710 shares of Common Stock were issued and outstanding. None of such shares were held in treasury as of June 13, 1997. No shares of Preferred Stock were outstanding as of June 13, 1997.

Item 4.   Description of Securities to be Registered.
          ------------------------------------------

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by Registrant's Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Registrant, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights.
There are no

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redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

     Certain provisions of the Certificate of Incorporation and Bylaws of the Company may be considered to have antitakeover implications. Such provisions could discourage certain attempts to obtain control of the Company, even though such attempts might be beneficial to the Company and its stockholders.

     The Bylaws of the Company contain an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors (the "Nomination Procedure") and with regard to certain matters to be brought before any meeting of stockholders (the "Business Procedure"). The Nomination Procedure provides that only persons nominated by or at the direction of the Board of Directors or by a stockholder who has given timely written notice in proper form to the Secretary of the Company prior to the meeting, will be eligible for election as directors. The Business Procedure provides that at a meeting of stockholders only such business may be conducted as has been brought before the meeting by or at the direction of the Board of Directors or by a stockholder who has given timely written notice in proper form to the Secretary of the Company prior to the meeting of such stockholder's intention to bring business before the meeting.

     The Certificate of Incorporation of the Company authorizes 5,000,000 shares of Preferred Stock, with a par value of $.001 per share. Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further vote or action by the stockholders, to fix the designation, powers, preferences, and rights of the shares of each series of Preferred Stock and the qualifications, limitations or restrictions thereof including, but not limited to, dividend rights, conversion privileges, voting rights, terms of redemption and liquidation preferences. At present, there are no shares of Preferred Stock outstanding.

     The Certificate of Incorporation of the Company provides that to the fullest extent permitted by Delaware law, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation also incorporates any future amendments to Delaware law with respect to the elimination of such liability.

     Section 203 of the Delaware General Corporation Law, from which the Company has not opted out in its Certificate of Incorporation, restricts certain "business combinations" with interested stockholders" for three years following the date that a person or entity becomes an interested stockholder, unless the Board of Directors approves the business combination and/or certain other requirements are met.

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Item 5.   Financial Statements and Exhibits.
          ---------------------------------

     (a)  Financial Statements.  Not applicable.  The capital structure and
          --------------------
          balance sheets of the Company immediately after the Merger were substantially the same as those of IPAC California.

     (b)  Exhibits.
          --------

          (i) Proxy Statement.  Not applicable.  The capital structure and
              ---------------
          balance sheets of the Company immediately after the Merger were substantially the same as those of IPAC California.

          (ii) Other Exhibits.
               --------------

          2.1/(1)/       Agreement and Plan of Merger between Registrant and
                         IPAC California.
          3.1/(1)/       Certificate of Incorporation of Registrant.
          3.2/(1)/       Bylaws of Registrant.
          10.1/(1)/      Form of Indemnification Agreement executed by
                         Registrant and each of its directors and officers.
          10.2/(2)/      Form of Indemnification Agreement executed by IPAC
                         California and each of its directors and officers.
          10.3/(2,3)/    1993 Stock Option Plan, as amended, and forms of
                         agreements thereunder.
          10.4/(2,3)/    1996 Employee Stock Purchase Plan, as amended, and form
                         of agreement thereunder.
          10.5/(2,3)/    1996 Director Stock Option Plan, as amended, and forms
                         of agreements thereunder.
          10.6/(2)/      Registration Rights Agreement dated March 24, 1993, as
                         amended.
          10.7/(2)/      Lease Agreement dated June 16, 1993 between IPAC
                         California and WVP Income Plus VI.
          10.8/(2)/      Sublease Agreement dated July 15, 1995 between IPAC
                         California and Peripheral Computer Support, Inc.
          10.9/(2)/      Loan and Security Agreement dated June 21, 1995 between
                         IPAC California and Silicon Valley Bank, as amended.
          10.10/(2)/     Loan and Security Agreement dated September 15, 1995
                         between IPAC California and The CIT Group/Equipment
                         Financing, Inc.
          10.11/(2)/     Warrant to Purchase Series A Preferred Stock, issued to
                         MMC/GATX Partnership No. 1 as of October 7, 1993, as
                         amended.
          10.12/(2)/     Warrant to Purchase Series A Preferred Stock, issued to
                         Phoenix Leasing Incorporated as of October 7, 1993.
          10.13/(2)/     Warrant to Purchase Series A Preferred Stock, issued to
                         Comdisco, Inc. as of March 10, 1994.

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          10.14/(2)/     Warrant to Purchase Series A Preferred Stock, issued to
                         Silicon Valley Bank as of July 10, 1995.
          10.15/(2)/     Warrant to Purchase Series A Preferred Stock, issued to
                         Silicon Valley Bank as of July 10, 1995.
          10.16/(2)/     Warrant to Purchase Series A Preferred Stock, issued to
                         The CIT/Group Equipment Financing, Inc. as of September
                         15, 1995.
          10.17/(2)/     Warrant to Purchase Series A Preferred Stock, issued to
                         Comdisco, Inc. as of January 3, 1996.
          10.18/(4)/     Sublease Agreement between IPAC California and
                         Peripheral Computer Support, Inc. dated March 8, 1996.

          10.19/(5)/     Deed of Trust, Financing Statement, Security Agreement
                         and Fixture Filing by IPAC Properties, as Trustor, to
                         Chicago Title Company, as Trustee, for the Benefit of
                         Sun Life Assurance Company of Canada (U.S.) dated March
                         24, 1997.

          10.20/(5)/     Promissory Note dated March 24, 1997 payable by IPAC
                         Properties to Sun Life Assurance Company of Canada
                         (U.S.).
          10.21/(5)/     Agreement of Guaranty dated March 24, 1997 by IPAC
                         California to Sun Life Assurance Company of Canada
                         (U.S.).
          10.22/(5)/     Environmental Agreement and Indemnity dated March 24,
                         1997 by IPAC Properties to Sun Life Assurance Company
                         of Canada (U.S.).
          11.1/(5)/      Statement Regarding Computation of Earnings Per Share.

____________________________
    (1) Incorporated by reference to the Exhibits to IPAC California's Definitive Proxy Statement on Schedule 14-A, filed May 9, 1997.

    (2) Incorporated by reference to the exhibits filed with IPAC California's Registration Statement on Form SB-2 (File No. 333-326-LA) as declared effective by the Securities and Exchange Commission on February 23, 1996.

    (3) Incorporated by reference to IPAC California's Registration Statement on Form S-8 (File No. 333-05571) as declared effective by the Securities and Exchange Commission on June 7, 1996.

    (4) Incorporated by reference to IPAC California's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

    (5) Incorporated by reference to IPAC California's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

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                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INTEGRATED PACKAGING ASSEMBLY CORPORATION, a Delaware corporation


Date:  June 27, 1997                By:/s/ Victor Batinovich
                                      -------------------------------------
                                       Victor Batinovich
                                       President and Chief Financial
                                       Officer